July 5, 2011

VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549-4631

Re:  Crown Holdings, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2010
        Filed February 28, 2011
      Definitive Proxy Statement on Schedule 14A
      Filed March 21, 2011
    Form 10-Q for the Fiscal Quarter Ended March 31, 2011
        Filed May 4, 2011
        File No. 0-50189

Dear Mr. Decker:

Crown Holdings, Inc. (“we,” “Crown” or the “Company”) is responding to the comments raised in your letter dated June 27, 2011 regarding Crown’s Form 10-K for the fiscal year ended December 31, 2010, Definitive Proxy Statement on Schedule 14A and Form 10-Q for the fiscal quarter ended March 31, 2011. For your convenience, the comments are included in this letter in bold face type and are followed by the applicable response.

Form 10-K for the year ended December 31, 2010

K.  Provision for Asbestos, page 64

1.
We note your response to comment 3 in our letter dated June 14, 2011, including the draft disclosure you intend to include in future filings.  We note that your accrual consists of an amount for pending claims and an amount for future asbestos-related claims.  Based on the explanation provided as to why you are unable to estimate the amount of reasonably possible loss, it appears that the inability to reasonably estimate the amount of reasonably possible loss in excess of accrual relates to your future asbestos-related claims rather than your pending claims.  Please revise your draft disclosure to state the amount or range of reasonably possible loss in excess of accrual for your pending asbestos-related claims.  Otherwise, please provide an explanation as to why you are unable to estimate the amount or range of reasonably possible loss in excess of accrual for pending asbestos-related claims.  Please also confirm to us that each quarter you are not only evaluating your accrual but also making every effort to estimate the amount or range of reasonable possible loss in excess of accrual for both your pending asbestos-related claims and your future asbestos-related claims.  Please refer to ASC 450-20-50-4 and Question 2 to ASC 450-20-S99-1 for guidance.

In response to your comment, we will clarify in future filings that the Company’s inability to estimate the reasonably possible loss in excess of its accrual for asbestos-related claims relates to both pending and future claims.

Accordingly, we will include proposed disclosure similar to the following:

As of March 31, 2011, the Company’s accrual for pending and future asbestos-related claims and related legal costs was $243 million, including $192 million for unasserted claims.  The Company’s accrual includes estimated probable costs for claims through the year 2020.  The Company’s accrual excludes potential costs for claims beyond 2020, because the Company believes that the key assumptions underlying its accrual are subject to greater uncertainty as the projection period lengthens.

It is reasonably possible that the actual loss could be in excess of the Company’s accrual.  However, the Company is unable to estimate the reasonably possible loss in excess of its accrual due to uncertainty in the following assumptions:  the amount of damages sought by the claimant (which was not specified for approximately 96% of the claims outstanding at the end of 2010), the Company and claimant’s willingness to negotiate a settlement, the terms of settlements of other defendants with asbestos-related liabilities, the bankruptcy filings of other defendants (which may result in additional claims and higher settlement demands for non-bankrupt defendants), the nature of pending and future claims (including the seriousness of alleged disease, whether claimants allege first exposure to asbestos before or during 1964 and the claimant’s ability to demonstrate the alleged link to Crown Cork), the volatility of the litigation environment, the defense strategies available to the Company, the level of future claims, the rate of receipt of claims, the jurisdiction in which claims are filed, and the effect of state asbestos legislation (including the validity and applicability of the Pennsylvania legislation to non-Pennsylvania jurisdictions, where the substantial majority of the Company’s asbestos cases are filed).

In addition, we confirm that our quarterly procedures include not only evaluating the appropriateness of our accrual but also assessing the adequacy and sufficiency of our related disclosures.

*   *   *   *

Crown acknowledges that:

•	Crown is responsible for the adequacy and accuracy of the disclosure in Crown’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Crown may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact Kevin C. Clothier, Vice President and Corporate Controller, at (215) 698-5281.

Crown Holdings, Inc.

/s/ Kevin C. Clothier Name: Kevin C. Clothier Title: Vice President and Corporate Controller